 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 3

Under the Securities Exchange Act of 1934

Good Times Restaurants Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

382140879

(CUSIP Number)

with a copy to:

Delta Partners, LP	Gardere Wynne Sewell LLP
265 Franklin Street, Suite 903	2021 McKinney Ave., Suite 1600
Boston, MA 02110	Dallas, Texas 75201
Attn: Charles Jobson	Attn: Evan Stone

Tel: (617) 526-8960	Tel: (214) 999-4906

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 10, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 382140879	Page 2 of 24

1	Name of Reporting Person: Delta Partners, LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 901,586*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 901,586*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 901,586*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 7.3%**

14	Type of Reporting Person (See Instructions) PN

*	Represents shares directly held by Prism Offshore Fund, Ltd. Delta Partners, LP is the investment manager of Prism Offshore Fund, Ltd.

**	Based on 12,427,280 shares of Common Stock outstanding as of August 11, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 27, 2017, filed with the Securities and Exchange Commission on August 11, 2017.

CUSIP No. 382140879	Page 3 of 24

1	Name of Reporting Person: Delta Partners GP, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 901,586*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 901,586*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 901,586*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 7.3%**

14	Type of Reporting Person (See Instructions) OO

*	Represents shares directly held by Prism Offshore Fund, Ltd. Delta Partners, LP is the investment manager of Prism Offshore Fund, Ltd.

**	Based on 12,427,280 shares of Common Stock outstanding as of August 11, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 27, 2017, filed with the Securities and Exchange Commission on August 11, 2017.

CUSIP No. 382140879	Page 4 of 24

1	Name of Reporting Person: Prism Partners, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,363,440

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,363,440

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,363,440

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 11.0%*

14	Type of Reporting Person (See Instructions) PN

*	Based on 12,427,280 shares of Common Stock outstanding as of August 11, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 27, 2017, filed with the Securities and Exchange Commission on August 11, 2017.

CUSIP No. 382140879	Page 5 of 24

1	Name of Reporting Person: Delta Growth Master Fund L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,200

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,200

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,200

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) Less than 1%*

14	Type of Reporting Person (See Instructions) OO

*	Based on 12,427,280 shares of Common Stock outstanding as of August 11, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 27, 2017, filed with the Securities and Exchange Commission on August 11, 2017.

CUSIP No. 382140879	Page 6 of 24

1	Name of Reporting Person: Delta Advisors, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,369,640*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,369,640*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,369,640*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 11.0%**

14	Type of Reporting Person (See Instructions) OO

*	Represents shares directly held by Prism Partners, L.P. and Delta Growth Master Fund L.P. Delta Advisors, LLC is the general partner of Prism Partners, L.P. and Delta Growth Master Fund L.P.

**	Based on 12,427,280 shares of Common Stock outstanding as of August 11, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 27, 2017, filed with the Securities and Exchange Commission on August 11, 2017.

CUSIP No. 382140879	Page 7 of 24

1	Name of Reporting Person: Prism Offshore Fund, Ltd.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 901,586

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 901,586

11	Aggregate Amount Beneficially Owned by Each Reporting Person 901,586

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 7.3%*

14	Type of Reporting Person (See Instructions) CO

*	Based on 12,427,280 shares of Common Stock outstanding as of August 11, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 27, 2017, filed with the Securities and Exchange Commission on August 11, 2017.

CUSIP No. 382140879	Page 8 of 24

1	Name of Reporting Person: Charles Jobson

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,271,226*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,271,226*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,271,226*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 18.3**

14	Type of Reporting Person (See Instructions) IN

*	Represents 1,363,440 shares held by Prism Partners, L.P., 907,786 shares held by Prism Offshored Fund, Ltd., and 6,200 shares held by Delta Growth Master Fund L.P. Delta Advisors, LLC is the general partner of Prism Partners, L.P. and Delta Growth Master Fund L.P. Delta Partners, LP is the investment manager of Prism Offshore Fund, Ltd. Delta Partners GP, LLC is the general partner of Delta Partners, LP. Charles Jobson is the managing member of Delta Advisors, LLC and Delta Partners GP, LLC.

**	Based on 12,427,280 shares of Common Stock outstanding as of August 11, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 27, 2017, filed with the Securities and Exchange Commission on August 11, 2017.

CUSIP No. 382140879	Page 9 of 24

1	Name of Reporting Person: REIT Redux LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 440,000

	8	Shared Voting Power 0

	9	Sole Dispositive Power 440,000

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 440,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 3.5%*

14	Type of Reporting Person (See Instructions) PN

*	Based on 12,427,280 shares of Common Stock outstanding as of August 11, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 27, 2017, filed with the Securities and Exchange Commission on August 11, 2017.

CUSIP No. 382140879	Page 10 of 24

1	Name of Reporting Person: REIT Redux GP, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 440,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 440,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 440,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 3.6%*

14	Type of Reporting Person (See Instructions) OO

*	Based on 12,427,280 shares of Common Stock outstanding as of August 11, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 27, 2017, filed with the Securities and Exchange Commission on August 11, 2017.

CUSIP No. 382140879	Page 11 of 24

1	Name of Reporting Person: Robert J. Stetson

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): AF, PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 101,586

	8	Shared Voting Power 460,500

	9	Sole Dispositive Power 101,586

	10	Shared Dispositive Power 460,500

11	Aggregate Amount Beneficially Owned by Each Reporting Person 562,086

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 4.5%*

14	Type of Reporting Person (See Instructions) IN

*	Based on 12,427,280 shares of Common Stock outstanding as of August 11, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 27, 2017, filed with the Securities and Exchange Commission on August 11, 2017. Also includes 6,134 option shares and 441 shares of restricted stock that are vested or will vest within 60 days of the reporting date.

CUSIP No. 382140879	Page 12 of 24

1	Name of Reporting Person: Leanlien, L.L.C.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2) ☐

6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 20,500

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 20,500

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,500

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) Less than 1%*

14	Type of Reporting Person (See Instructions) OO

*	Based on 12,427,280 shares of Common Stock outstanding as of August 11, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 27, 2017, filed with the Securities and Exchange Commission on August 11, 2017.

CUSIP No. 382140879	Page 13 of 24

1	Name of Reporting Person: David Martin West Asset Trust

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2) ☐

6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) Less than 1%*

14	Type of Reporting Person (See Instructions) OO

*	Based on 12,427,280 shares of Common Stock outstanding as of August 11, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 27, 2017, filed with the Securities and Exchange Commission on August 11, 2017.

CUSIP No. 382140879	Page 14 of 24

1	Name of Reporting Person: David West

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) Less than 1%*

14	Type of Reporting Person (See Instructions) IN

*	Based on 12,427,280 shares of Common Stock outstanding as of August 11, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 27, 2017, filed with the Securities and Exchange Commission on August 11, 2017.

CUSIP No. 382140879	Page 15 of 24

1	Name of Reporting Person: The Kropp 2010 Family Trust

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2) ☐

6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 8,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 8,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) Less than 1%*

14	Type of Reporting Person (See Instructions) OO

*	Based on 12,427,280 shares of Common Stock outstanding as of August 11, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 27, 2017, filed with the Securities and Exchange Commission on August 11, 2017.

CUSIP No. 382140879	Page 16 of 24

1	Name of Reporting Person: James H. Kropp

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 8,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 8,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) Less than 1%*

14	Type of Reporting Person (See Instructions) IN

*	Based on 12,427,280 shares of Common Stock outstanding as of August 11, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 27, 2017, filed with the Securities and Exchange Commission on August 11, 2017.

        This Amendment No. 3 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 19, 2016 (as amended, the “Schedule 13D”), Delta Partners, LP, a Delaware limited partnership, Delta Partners GP, LLC, a Delaware limited liability company, Prism Partners, L.P., a Delaware limited partnership, Delta Growth Master Fund L.P., a Cayman Islands limited partnership, Delta Advisors, LLC a Delaware limited liability company, Prism Offshore Fund, Ltd., a Cayman Islands company, and Charles Jobson, an individual relating to the common stock, $0.001 par value per share (the “Common Stock”) of Good Times Restaurants Inc., a Delaware corporation (the “Issuer”), as amended by the first amendment thereto filed by the Jobson Reporting Persons on April 24, 2017, as further amended by the second amendment thereto filed with the SEC on October 19, 2017. Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the same meanings as are ascribed to them in the Schedule 13D.

This Amendment is being filed to supplement Items 4 and 7 of the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated by adding the following paragraph to the end of such Item:

Delta Partners, LP and REIT Redux Partners LP (collectively, “Delta and REIT”) on November 10, 2017 delivered a letter to the Issuer (the “Nomination Letter”), providing formal notice that Delta and REIT will nominate Charles Jobson, Robert Stetson, Geoff Bailey (if he will agree to serve), Boyd Hoback (if he will agree to serve), Jason Maceda, James Kropp, and Arthur Calavritinos (together, the “Nominees”) for election to the board of directors of the Issuer (the “Board”) at the Issuer’s upcoming annual meeting of the Issuer’s stockholders. Delta and REIT believe the nomination of the Nominees is in the best interest of the Issuer’s stockholders. Additional information concerning the Nominees and the views of Delta and REIT is included in the Nomination Letter.

The foregoing description of the Nomination Letter does not purport to be complete and is qualified in its entirety by reference to the Nomination Letter, as copy of which is attached as Exhibit E hereto, which exhibit is incorporated by reference in its entirety in this Item 4.

In connection with their intended proxy solicitation, Delta and REIT intend to file a proxy statement with the Securities and Exchange Commission (the “SEC”) to solicit stockholders of the Issuer. Delta and REIT will furnish the definitive proxy statement to the stockholders of the Issuer, together with a WHITE proxy card. THE REPORTING PERSONS STRONGLY ADVISE ALL STOCKHOLDERS OF THE ISSUER TO READ THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN ANY SUCH PROXY SOLICITATION. SUCH PROXY STATEMENT, WHEN FILED, AND ANY OTHER RELEVANT DOCUMENTS WILL BE AVAILABLE AT NO CHARGE ON THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV.

In accordance with Rule 14a-12(a)(1)(i) under the Securities Exchange Act of 1934, as amended, the following persons are anticipated to be, or may be deemed to be, participants in any such proxy solicitation: Prism Partners, L.P. beneficially owns 1,363,440 shares of Common Stock, Delta Growth Master Fund, L.P. beneficially owns 6,200 shares of Common Stock, Prism Offshore Fund, Ltd. beneficially owns 901,586 shares of Common Stock, REIT Redux LP beneficially owns 440,000 shares of Common Stock, Robert J. Stetson beneficially owns 101,586 shares of Common Stock, LeanLien, L.L.C. beneficially owns 20,500 shares of Common Stock, David Martin West Asset Trust beneficially owns 5,000 shares of Common Stock, and The Kropp 2010 Family Trust beneficially owns 8,000 shares of Common Stock. Additionally, each of the Nominees has an interest in being nominated and elected as a director of the Issuer.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is amended by adding the following:

Exhibit E – Nomination Letter

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2017	DELTA PARTNERS, LP

	By:	Delta Partners GP, LLC, its general partner

	By:	/s/ Charles Jobson
Name: Charles Jobson
Title: Managing Member

DELTA PARTNERS GP, LLC

	By:	/s/ Charles Jobson
Name: Charles Jobson
Title: Managing Member

DELTA GROWTH MASTER FUND L.P.

	By:	Delta Advisors, LLC, its general partner

	By:	/s/ Charles Jobson
Name: Charles Jobson
Title: Managing Member

PRISM PARTNERS, L.P.

	By:	Delta Advisors, LLC, its general partner

	By:	/s/ Charles Jobson
Name: Charles Jobson
Title: Managing Member

DELTA ADVISORS, LLC

	By:	/s/ Charles Jobson
Name: Charles Jobson
Title: Managing Member

PRISM OFFSHORE FUND, LTD.

	By:	Delta Partners, LP, its investment manager
	By:	Delta Partners GP, LLC, its general partner

	By:	/s/ Charles Jobson
Name: Charles Jobson
Title: Managing Member

CHARLES JOBSON

By:	/s/ Charles Jobson
Charles Jobson, individually

REIT REDUX LP

By:	REIT Redux GP, LLC, its general partner

By:	/s/ Robert Stetson
Name: Robert Stetson
Title: President

REIT REDUX GP, LLC

By:	/s/ Robert Stetson
Name: Robert Stetson
Title: President

LEANLIEN, L.L.C.

By:	/s/ Robert Stetson
Name: Robert Stetson
Title: Manager

ROBERT STETSON

By:	/s/ Robert Stetson
Robert Stetson, individually

DAVID MARTIN WEST ASSET TRUST

By:	/s/ David West
Name: David West
Title: Trustee

DAVID WEST

By:	/s/ David West
David West, individually

THE KROPP 2010 FAMILY TRUST

By:	/s/ James H. Kropp
Name: James H. Kropp
Title: Trustee

JAMES H. KROPP

By:	/s/ James H. Kropp
James H. Kropp, individually

Exhibit D

NOMINATION LETTER

Delta Partners, LP

265 Franklin Street, Suite 903

Boston, MA 02110

REIT Redux LP

14901 Quorum Drive, Suite 900

Dallas, Texas 75254

November 10, 2017

Good Times Restaurants Inc.

141 Union Boulevard, #400

Lakewood, Colorado 80228

Attention: Corporate Secretary

Gentlemen:

As two of the largest shareholders of Good Times Restaurants Inc. (the “Company” or “Good Times”) we have been extremely disappointed with the Company’s current level of profitability, which remains low even in the face of a large recent increase in sales. This lack of profitability has contributed to a severely depressed share price. As we have previously expressed, we believe that a sustained emphasis on improving productivity at all levels of the Company is necessary.

While we have been open to a constructive dialogue at the Board level to initiate the necessary steps, we are now convinced that a change in the Company’s board of directors is necessary to achieve results. Accordingly, we wish to inform the Company that we intend to nominate an alternative slate of directors who we believe have experience and energy to refocus the Company on achieving results for its shareholders. Our proposed nominees are:

●	Charles Jobson;

●	Robert Stetson;

●	Geoff Bailey;

●	Boyd Hoback;

●	Jason Maceda;

●	James Kropp; and

●	Arthur Calavritinos.

Messrs. Jobson, Stetson, Maceda, Kropp and Calavritinos have agreed that if they are elected they will serve on the Company’s Board of Directors. While we hope that Messrs. Bailey and Hoback will agree to serve if nominated on our slate, if they do not so agree we will identify two alternative nominees.

Because we believe that a seven-person Board is unwieldy and inefficient for a company of Good Times’ size, if our slate is elected, we would encourage the new Board of Directors to promptly vote to reduce the size of the Board to five members. Two of the directors, who would probably be Messrs. Kropp and Calavritinos, would resign thereafter.

We believe that this proposed slate, which includes four current directors, balances continuity with the need to turn around the Company with a focus on profitability and an enhanced “shareholder mindset.” While Messrs. Jobson, Stetson and Kropp may be considered, to varying extents, to be affiliated with Delta Partners, LP in this matter, the remaining nominees are independent of us and all nominees are well suited to represent the shareholders of the Company.

This letter constitutes our notice to the Company that we intend to nominate, at the Company’s upcoming annual meeting of shareholders and at any special meeting of shareholders held in lieu thereof, and at any adjournments, postponements, reschedulings or continuations of either, the individuals named above to serve as members of the Company’s Board of Directors (or alternate individuals in the case of Messrs. Bailey and Hoback if either of them are unwilling or unable to serve). We expect to file with the SEC and send to the Company’s shareholders a definitive proxy statement, which will provide additional information about our nominees and anticipated changes and urge that shareholders vote for such nominees at the Company’s upcoming annual meeting of shareholders.

Very truly yours,

Delta Partners, LP

By:	Delta Partners GP, LLC, its general partner

	By:	/s/ Charles Jobson
Name: Charles Jobson
Title: Managing Member

REIT Redux LP

By:	REIT Redux GP, LLC, its general partner

	By:	/s/ Robert Stetson
Name: Robert Stetson
Title: President